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EXHIBIT 11. COMPUTATION OF PER SHARE EARNINGS

         Average basic common shares outstanding and average common shares outstanding assuming dilution for the years ended March 31, 1998, 1997 and 1996 are computed as follows:

                                            1998           1997           1996
                                            ----           ----           ----
Average common shares - basic            5,690,680      5,527,973      4,250,752
Effect of dilutive stock options           148,257        176,604        178,748
                                         ---------      ---------      ---------
Average common shares - diluted          5,838,937      5,704,577      4,429,500
                                         =========      =========      =========

         All share data has been adjusted to reflect the effect of a two-for-one stock split of the Company's common stock effected in the form of a stock dividend paid on December 21, 1995. In addition, all share data has been restated for all periods presented to give effect to the Company's merger with SCFC.

         Additionally, on May 23, 1996, SCFC declared a 5% stock dividend on its common stock, which was paid on June 30, 1996. The dividend was charged to retained earnings in the amount of $418,000 which was based on the closing price per share of common stock on the declaration date. Average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes are based on the increased number of shares, giving retroactive effect to the stock dividend.




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